

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Steven T. Plochocki
President and Chief Executive Officer
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 600
Irvine, CA 92612

> **Re: Quality Systems, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 001-12537**

Dear Mr. Plochocki:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Signatures

1.   The Form 10-K must be signed by your controller or principal accounting officer. Refer to General Instruction D(2) of Form 10-K. If a person occupies more than one of the positions specified in Instruction D(2), his or her signature block must indicate each capacity in which that person is signing the form. Please confirm that your future 10-K filings will include the signature of your controller or principal accounting officer.

Part III (incorporated by reference to your definitive proxy statement filed on June 28, 2010)

Compensation Discussion and Analysis

Base Compensation, page 11

2.   We note your discussion on page 11 of the factors that your compensation committee considered in establishing base salaries for your NEOs. In your response letter, please provide additional detail as to how the committee considered and weighed each factor in setting the base salary of each of your NEOs for fiscal 2010. For example, discuss how the committee measured individual and companywide performance, future contribution potential, peer compensation and internal equity and explain specifically how each factor contributed to the percentage increase in each NEO's salary. Also, confirm that you will provide a similar level of disclosure in future filings.

Cash Incentive Compensation, page 11

3.   We note that the cash incentive compensation for Messrs. Plochocki, Cline and Kaplan, and the equity compensation for Messrs. Plochocki, Cline and Holt were based on the company meeting certain target increases in EPS performance and revenue growth during fiscal 2010. However, you do not appear to have disclosed these quantitative performance targets. Please advise. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04. Please take particular care to explain how disclosure of targets relating to completed financial statement periods could pose a reasonable threat of competitive harm.

Also, to the extent that you are relying on Instruction 4 to Item 402(b) to omit performance target disclosure, you must provide meaningful disclosure of the level of difficulty of attaining such targets. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In this regard, the following disclosure does not appear to sufficiently address the disclosure requirement: "Our Compensation Committee has structured EPS performance criteria, revenue growth criteria and discretionary elements to require the named executive officers to exert increasingly greater efforts in order to earn increasingly higher potential cash and equity incentive compensation."

4.   We note that 75% of Mr. Holt's cash incentive compensation for fiscal 2010 was based on specific, objective goals approved by your board. We also note from footnote 7 to your Grants of Plan-Based Awards table that Mr. Decker's fiscal 2010 cash incentive award was based on the achievement of certain quantitative and qualitative goals approved by your president. In your response letter, please describe the performance goals applicable to Messrs. Holt and Decker and disclose any quantitative targets that were established in connection with them. Refer to Items 402(b)(2)(v) and (vii) of Regulation S-K.

Fiscal year 2010 Incentive Program Payouts, page 13

5.   We note the table provided in this section. In your response letter, please provide an expanded table that includes columns showing the total cash and equity bonuses that each of your NEOs was eligible to receive in fiscal 2010. Also, provide a narrative explanation as to why each NEO received the bonus that he received or why he did not receive a bonus. Please confirm that you will provide a similar level of disclosure in future filings.

Director Compensation for Fiscal Year Ended March 31, 2010, page 25

6.   The director compensation table indicates that Mr. Pflueger earned $78,063 in cash for his service as a director during fiscal 2010. In light of the directors' fees disclosed on page 25, however, it is unclear how he earned the amount disclosed in the table. Please advise.

Board Committees and Charters, page 29

7.   It appears that your board has two compensation committees, the committee consisting of Messrs. Pflueger, Davis and Brennan and the Independent Directors Compensation and Executive Personnel Committee, comprised of all of your independent directors. In your response letter, please explain why your board established the Independent Directors Committee in May 2010. Also, describe the relationship between the two committees and their respective responsibilities. Refer to Item 407(e)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three Months Ended September 30, 2010 and September 30, 2009

Maintenance, EDI, RCM, and Other Services, page 30

8.   We note your disclosure that "growth in maintenance revenue for the NextGen Division has come from new customers that have been added each quarter, existing customers who have purchased additional licenses, and [your] relative success in retaining existing maintenance customers as well as a recent price increase during the quarter ended September 30, 2010." Please tell us how you considered disclosure of the relative contribution or significance of the items listed in describing the underlying reasons for the increase in maintenance revenues. Please refer to Section III.D and E of SEC Release 33-6835 and Section III.4 of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief